12013604

Mail Processing Section

FEB 29 2012

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ullico Investment Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1625 Eye Street, NW
(No. and Street)

Washington, (City) DC (State) 20006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Fried (202) 354-8062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 East Pratt Street, Suite 1900 (Address) Baltimore (City) MD (State) 21202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adam Fried, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ullico Investment Company Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEGHAN C. NEWKIRK
NOTARY PUBLIC
MONTGOMERY COUNTY
MARYLAND
My Commission Expires May 11, 2012

ULLICO Investment Company, Inc.

Audited Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of ULLICO Investment Company, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of ULLICO Investment Company, Inc. at December 31, 2011 and the results of its operations, its changes in stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2012

ULLICO Investment Company, Inc.

Statement of Financial Condition

As of December 31, 2011

Assets	
Cash and cash equivalents	$ 1,578,713
Deferred income taxes	10,311
Fee income receivable	86,079
Prepaid assets	20,334
Accrued investment income	12
Total assets	$ 1,695,449
Liabilities	
Compensation payable	$ 332,407
Intercompany payable	197,812
Total liabilities	530,219
Stockholder's Equity	
Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)	1,000
Additional paid-in capital	249,000
Retained earnings	915,230
Total stockholder's equity	1,165,230
Total liabilities and stockholder's equity	$ 1,695,449

The accompanying notes are an integral part of these financial statements.

ULLICO Investment Company, Inc.

Statement of Operations

For the Year Ended December 31, 2011

Revenues	
Commissions	$ 3,308,133
Other income	1,346
Total revenues	3,309,479
Expenses	
Allocated operating expenses	1,858,178
Allocated compensation and related expenses	527,998
Professional fees	76,400
Insurance expense	67,759
Regulatory fees and expenses	24,463
Total expenses	2,554,798
Income before income tax provisions	754,681
State income tax expense	(73,628)
Federal income tax expense	(238,607)
Total tax expense	(312,235)
Net income	$ 442,446

The accompanying notes are an integral part of these financial statements.

ULLICO Investment Company, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2011

	Shares of Common Stock	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2010	1,000	$ 1,000	$ 249,000	$ 472,784	$ 722,784
Net Income	–	–	–	442,446	442,446
Balance, December 31, 2011	1,000	$1,000	$ 249,000	$ 915,230	$ 1,165,230

The accompanying notes are an integral part of these financial statements.

ULLICO Investment Company, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash flows from operating and investing activities	
Net Income	$ 442,446
Adjustments to reconcile net income to net cash provided by operating and investing activities:	
Changes in operating assets and liabilities:	
Short-term investment	599,660
Deferred income taxes	12,226
Prepaid assets	7,045
Accrued investment income	112
Compensation payable	(49,574)
Professional fees payable	(38,232)
Intercompany payable	197,812
Net cash provided by operating and investing activities	1,171,495
Cash and cash equivalents at beginning of year	407,218
Cash and cash equivalents at end of year	$ 1,578,713
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 102,656

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

ULLICO Investment Company, Inc. (the Company), a wholly owned subsidiary of Ullico Inc. (Ullico), was incorporated in 2004 as a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company markets group annuity contracts and private investment funds that are established, owned and/or managed by affiliates.

The Company is a component of a larger business enterprise, and its officers, personnel and other support are provided by that entity. Substantially all of its revenue is derived from placement agent fees, which represent a percentage of the investment management fees earned by Ullico Investment Advisors, Inc. (UIA) and Union Labor Life Insurance Company (ULL), both wholly owned subsidiaries of Ullico. The operating results or financial condition would have been significantly different had the Company been autonomous.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized as earned in accordance with respective placement agent agreements between the Company and other entities.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Ullico. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Ullico. The amount of current and deferred tax asset is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Significant Accounting Policies (continued)

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The deferred income tax asset at December 31, 2011 arises primarily as a result of amortization of start-up costs. Management has evaluated the need for a valuation allowance for deferred tax assets and believes the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The Company assesses the likelihood, based on their technical merit, that tax positions taken or expected to be taken will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2011, the Company had no unrecognized tax benefit. Tax years that remain open and subject to examination by the Internal Revenue Service are calendar years 2008 and forward.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and an investment in a money market fund.

Financial Instruments

The Company's financial instruments consist primarily of cash, cash equivalents and receivables, accounts payable and accrued liabilities. The Company believes all of the financial instruments are recorded at values that approximate fair value due to the short-term nature of these instruments.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2011, and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2011, the Company's net capital was $1,017,197, which was $981,849 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0.52 to 1.

4. Related-Party Transactions

The Company earns a placement agent fee derived from an agreed upon percentage of the annual investment management fees earned by UIA through the management of certain privately offered funds. The Company also earns a placement agent fee derived from an agreed upon percentage of the annual investment management fees earned by ULL through the offer of group annuity products. These revenues are reflected in the "Commissions" line item on the Statement of Operations.

The Company has entered into an Expense Sharing Agreement (Agreement) with UIA whereby UIA allocates a certain percentage of expenses for rent, utilities, salaries and employee benefits, telephone, equipment, furniture and fixtures, accounting services and other general administrative and office expenses to the Company. These expenses are reflected in the "Allocated operating expenses" line item on the Statement of Operations. All other operating expenses other than those allocated under the Agreement are paid directly by the Company.

The year-end intercompany payable balance is composed of federal income taxes payable of $125,590 and state income taxes payable of $72,222 which are payable through Ullico.

5. Risks and Uncertainties

The Company maintains its cash in a bank account, which, at times, may exceed federally insured limits. The Company has not experienced any losses on this account. In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Additionally, approximately 54% of the revenues earned by the Company are generated by one group annuity product, representing a significant concentration. Management does not believe there to be any significant risk of loss of this product and its correlated revenues.

6. Subsequent Event

Events or transactions that occur after the balance sheet date but before the financial statements are issued are categorized as recognized or non-recognized for financial statement purposes. The Company has evaluated subsequent events through February 24, 2012, the date the financial statements were issued, and has determined there were no events that required recognition or disclosure in the financial statements.

Supplemental Information

ULLICO Investment Company, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

December 31, 2011

Total stockholder's equity qualified for net capital	$ 1,165,230
Less non-allowable assets:	
Prepaid assets	(20,334)
Fee income receivable	(86,079)
Deferred income taxes	(10,311)
	(116,724)
Less haircut on securities	(31,309)
Net capital	1,017,197
Aggregate indebtedness	$ 530,219
Minimum capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 35,348
Net capital in excess of minimum required	$ 981,849
Excess net capital at 1,000%, as defined	$ 964,175
Ratio of aggregate indebtedness to net capital	0.52 to 1

The above computation does not materially differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2011, in the Company's amended FOCUS report filed on February 9, 2012.

ULLICO Investment Company, Inc.

Statement Regarding Rule 15c3-3 of the SEC

As of December 31, 2011

Computation for Determination of Reserve Requirement

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC rule 15c3-3.

Information Relating to Possession or Control Requirements

The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2011.

Supplementary Report

pwc

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of ULLICO Investment Company, Inc.:

In planning and performing our audit of the financial statements of ULLICO Investment Company, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Ullico Investment Company Inc
1625 Eye Street, NW
Washington, DC 20006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Adam Fried (202) 354-8062

2. A.	General Assessment (item 2e from page 2)	$ 3,669.70
B.	Less payment made with SIPC-6 filed (exclude interest) 08/01/2011 & overpayments (Date Paid)	(472.41)
C.	Less prior overpayment applied	(1564.25)
D.	Assessment balance due or (overpayment)	0.00
E.	Interest computed on late payment (see instruction E) for 0 days at 20% per annum	0.00
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,633.04
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 1,633.04	
H.	Overpayment carried forward $(0.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ullico Investment Company Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 26 day of January , 20 12 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2011
and ending Dec 31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,308,694.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,840,811.00
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,467,883.00
2e. General Assessment @ .0025	$ 3,669.70

(to page 1, line 2.A.)

ULLICO
Investment Company, Inc
8403 Colesville Rd.
Silver Spring, MD 20910
(202) 682-0900

880000083

70-2302

719

02/16/2012

One Thousand Six Hundred Thirty-Three And 4/100 Dollars

***********$1,633.04

VOID AFTER 180 DAYS

SECURITIES INVESTOR
PROTECTION CORPORATION
PO BOX 92185
WASHINGTON, DC 20090-2185

VOID

Two signatures required

Bank of America

VOID

⑈880000083⑈ ⑆071923022⑆ 5590080882⑈

2663963 1 42341 0 79478

12957	02/16/2012	880000083
SIPC7-YE12312011	02/15/2012	1633.04

ULLICO
Investment Company, Inc

8403 Colesville Rd.
Silver Spring, MD 20910
(202) 682-0900

1633.04

0001 of 0001

pwc

Report of Independent Accountants

To the Board of Directors of ULLICO Investment Company, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of ULLICO Investment Company, Inc. for the year ended December 31, 2011, which were agreed to by ULLICO Investment Company, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating ULLICO Investment Company, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for ULLICO Investment Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. We compared the amount on page 1, item 2B on Form SIPC-7 to the amount on check # 880000072 paid to SIPC on August 1, 2011, noting no differences.

   b. We compared the amount on page 1, item 2F on Form SIPC-7 to the amount on check # 880000083 paid to SIPC on February 16, 2012, noting no differences.

2. Compared the Total Revenue amount reported on page 5 line 9 of the audited Form X-17A-5 for the year ended December 31, 2011 with the Total revenue amount of $3,308,694 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011, noting a $785 difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared the total deduction of $1,840,811 reported on page 2, item 2c(1) of Form SIPC-7 to the amount derived from the supporting schedule prepared by the Company entitled "Ullico Investment Company Placement Fees," which is derived from the accounting records used to prepare the FOCUS reports (Form X-17A-5) for the quarters ended March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

pwc

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $1,467,883 and $3,669.70, respectively of the Form SIPC-7, noting no differences.

b. Recalculated the mathematical accuracy of the "Ullico Investment Company Placement Fees," spreadsheet referenced in 3a. above by recalculating the sums, totals, and allocations upon which the total allocated management fee from the separate accounts of $1,840,411 is derived, noting no differences.

5. Compared the amount of the overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 to check #880000033 paid to SIPC on July 26, 2010 for $1,564.25.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of ULLICO Investment Company, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2012

Audited Financial Statements and Supplemental Information

ULLICO Investment Company, Inc.

Year Ended December 31, 2011

With Report of Independent Registered Public Accounting Firm